SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number     333-66430

Spartan Stores, Inc.
(Exact name of registrant as specified in its charter)

850 - 76th Street, S.W., P.O. Box 8700, Grand Rapids, Michigan 49518
(616) 878-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Spartan Stores, Inc. Savings Plus Plan
For J.F. Walker Company Associates
Plan Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d)
remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[X]
Rule 12h-3(b)(1)(i)	[ ]

         Approximate number of holders of record as of the certification or notice date:  0

         Pursuant to the requirements of the Securities Exchange Act of 1934, Spartan Stores, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2004	SPARTAN STORES, INC.

By:
David M. Staples Executive Vice President and Chief Financial Officer